Exhibit 99.1

Jeffs’ Brands Enters Into Letter of Intent with a Pharmaceutical Company to Establish a Joint Venture to Develop and Market a New Product Line

The new line of products will be in the fields of quality health and lifestyle products, such as nutritional and dietary supplements for various purposes

Tel Aviv, Israel, Nov. 15, 2022 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (the “Company”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced it has entered into a letter of intent (“LOI”) with SciSparc Ltd. (“SciSparc”) (Nasdaq: SPRC), a specialty pharmaceutical and food supplements company, to establish a joint venture (“JV”) for the development of a new food supplements product line and its online marketing.

The LOI contemplates that the two companies will form a JV in which they each own 50%.  The transaction will be subject to the negotiation and preparation of definitive documentation.

Upon entry into definitive documentation, Jeffs’ Brands will be responsible for the online marketing of the products developed by SciSparc as part of the JV. Decisions regarding which products to develop will be made by the two companies and will be based on Jeffs’ Brands’ advanced technology analysis of in-demand products with potential high profitability. Mr. Oz Adler, the Chairman of the Company, is the Chief Executive Officer of SciSparc and a director of the Company is the Chairman of SciSparc.

About Jeffs’ Brands Ltd. (Nasdaq: JFBR):

Jeffs’ Brands Ltd is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

SciSparc also owns Wellution™, a brand that sells dozens of hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASINs”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, which was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the potential to enter into definitive documentation with respect to a JV with SciSparc. However, the parties may not ultimately reach agreement on a definitive JV agreement and the transactions contemplated by the LOI may not occur. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding to FBM; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com